SilverCrest Announces Stock Option Grants

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - September 5, 2019 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the grant of stock options under its Stock Option Plan to purchase an aggregate of 975,000 common shares of the Company at an exercise price of $8.21 per share for a five year term expiring September 4, 2024. The stock options were granted to directors, officers, employees and consultants of the Company.

The stock options shall vest as to 25% of the Optioned Shares on each of December 4, 2019, March 4, 2020, June 4, 2020, and September 4, 2020, respectively.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1